Exhibit 17(b)

Proxy Information

Turner Large Cap Growth Equity Fund will host a Special Meeting of Shareholders on May 31, 2000, at the offices of Turner Investment Partners, Inc. in Berwyn, Pennsylvania. The purpose of this meeting is to vote on a proposal to reorganize your Fund into a substantially similar fund that is being created by Mercury Asset Management Funds, Inc., called Mercury Select Growth Fund.

The first few pages of this booklet highlight key points about the proposed Reorganization and explain the proxy process, including how to cast your votes. Before you vote, please read the full text of the combined Proxy Statement/Prospectus for a complete understanding of our proposal.

KEY POINTS ABOUT THE PROPOSED REORGANIZATION

PURPOSE OF THE REORGANIZATION
The purpose of the Reorganization is to make your Fund a part of the Mercury Group of Funds. Under this proposal, your Fund's assets and liabilities would be transferred to Mercury Select Growth Fund, a new fund that is being created just for this purpose. Turner Investment Partners would serve as sub-adviser for the underlying Portfolio in which Mercury Select Growth Fund invests as part of a "master/feeder" structure and continue to be in charge of the day-to-day investment of your Fund as part of Mercury Select Growth Fund.
Mercury Asset Management US, a division of Fund Asset Management, L.P. ("Mercury"), however, would replace Turner Investment Partners as the investment manager of your Fund. Your existing Board of Trustees believes that the Reorganization is in shareholders' best interests for the following reasons:

POTENTIAL BENEFITS OF THE REORGANIZATION
Given the competitive nature of the mutual fund industry, Turner Investment Partners determined that it would be prudent to enter into an arrangement with Mercury. Joining Mercury should enable your Fund's assets to grow due to the substantial mutual fund distribution capabilities of Mercury and its affiliates. It is expected that assets in your Fund will grow considerably once the Fund is within the Mercury Group of Funds, which may result in a larger, more stable asset base for the Fund. As a result of a larger asset base, Mercury Select Growth Fund may benefit from economies of scale which over time may result in lower operating expenses for Mercury Select Growth Fund than for your existing Fund.

In the past, Turner Investment Partners has contractually agreed to waive fees and reimburse expenses in order to keep your Fund's total operating expenses from exceeding 1.00% for the year ended January 31, 2001, or from exceeding 1.25% in any subsequent year. Due to the small size of your Fund, its operating expenses have consistently exceeded these levels. As a result, Turner Investment Partners has waived fees and reimbursed expenses in order to keep overall expenses at the level of the cap. Turner Investment Partners has also guaranteed that it will provide your Fund with fee waivers and expense reimbursements in the future, but a higher level of 1.25%. Therefore, absent

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a substantial growth in assets of your Fund, shareholder expenses could make
Turner Investment Partner's continued subsidization of your Fund not economical. As a result, Turner Investment Partners and your Fund's Board of Trustees have sought a means of increasing the Fund's asset base by making it a part of the Mercury Group of Funds. Mercury and its affiliated companies have over $546 billion in assets over management at February 2000. Mercury intends to devote substantial efforts in offering the Mercury Select Growth Fund's shares for sale. Based on Mercury's estimates, Mercury Select Growth Fund is expected to feature a total expense ratio (before waivers and reimbursements) of 1.85% for its first full year of operations following the Reorganization, an annual cost to shareholders of $18.50 for each $1,000 invested. This expense ratio does not include fee waivers and expense reimbursements by Mercury equal to .60% or $6.00 for each $1,000 invested. By contrast, your Fund's total expense ratio (before waivers and reimbursements) for 1999 was 2.41%, an annual cost to shareholders of $24.10 for each $1,000 invested. This expense ratio does not include fee waivers and expense reimbursements by Turner Investment Partners equal to 1.41% or $14.10 for each $1,000 invested.

EXPANDED SHAREHOLDER SERVICES
As a shareholder of Mercury Select Growth Fund, you will have access to a wide range of shareholder services, including 24-hour access to your account, exchange privileges with other Mercury funds and access to Mercury's comprehensive investor education programs.

HOW THE REORGANIZATION WILL AFFECT YOUR ACCOUNT
If shareholders approve the Reorganization, your Turner Large Cap Growth Equity Fund shares will be exchanged, on a tax-free basis, for an equal number of Class I shares of Mercury Select Growth Fund. Your account registration and account options, such as dividend reinvestment elections, will remain the same unless you change them. In addition, your aggregate cost basis in the account will remain the same.

TAX-FREE NATURE OF THE REORGANIZATION
The Reorganization will be accomplished on a tax-free basis, meaning that you will not realize any capital gains when your Fund shares are exchanged for Class I shares of Mercury Select Growth Fund.